CABRILLO BROKER, LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$ 27,239
Accounts receivable	319,688
Prepaid assets	580
Total assets	$ 347,507

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 1,035
Deferred revenue, current portion	$ 3,709
Total liabilities	4,744
Member's equity	342,763
Total liabilities and member's equity	$ 347,507